UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 10-C

               Report by Issuer of Securities Quoted on NASDAQ
                        Inter-Dealer Quotation System

                 FILED PURSUANT TO SECTION 13 OR 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 AND RULE 13a-17
                             or 15d-17 THEREUNDER

                         GENERAL GENETICS CORPORATION
                       770 S. Post Oak Lane, Suite 690
                              Houston, TX 77056

        Issuer's telephone number, including area  code: 713-840-0230

I.  CHANGE  IN  NUMBER  OF  SHARES  OUTSTANDING

Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding.

     1.     Title  of  security:   Common Stock $.001 par value per share

     2.     Number  of  shares  outstanding before the change:  5,000,000

     3.     Number  of  shares  outstanding after the change:  21,790,000

     4. Effective date of change: Exchange in connection with acquisition September 15, 1996; Reverse split September 25, 1996

     5. Method of Change: 1 for 20 Reverse Stock Split and Exchange of shares in connection with acquisition

            Acquisition of Private Mortgage Bankers, Inc. ("PMB") and its subsidiaries in which 406,260,000 pre-reverse plit shares of Issuer were exchanged for 100% of the issued and outstanding share interests of PMB. Thereafter, a 1 for 20 reverse stock split; no fractional shares issued.

II. CHANGE  IN  NAME  OF  ISSUER

     1.     Name  prior  to  change:  General  Genetics  Corporation

     2.     Name  after  change:  Note  Bankers  of  America,  Inc.

     3.     Effective date of charter amendment changing name: September 25,
            1996

     4.     Date of shareholder approval of change, if required: August 30,
            1996



Date:  November  7,  1996                        /S/    E.  Donald  DeYoung
                                                ---------------------------
                                                E.  Donald  DeYoung
                                                President